August 11, 2005

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Decker:

I am writing in response to your follow up comment letter dated July 29, 2005, concerning the Staff’s review of Tupperware Corporation’s Form 10-K for the fiscal year ended December 25, 2004 filed on March 10, 2005 and the Company’s Form 10-Q for the quarter ended April 2, 2005 filed on May 10, 2005. The following is the Company’s response to each of the matters contained in your current letter.

Comments on December 25, 2004 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page 19

1)	Comment: We have reviewed your response to comment 3. Given that adjusted covenant earnings represents a non-GAAP measure, we continue to believe that you should identify the item as a non-GAAP measure and provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities.

Reply: The Company will include the additional disclosure in future filings beginning with the second quarter 2005 Form 10-Q filed on August 8, 2005. The cautionary disclosure to be added will state, “The agreement contains reasonable and customary covenant restrictions. The covenant restrictions include an adjusted covenant earnings financial measure which is non-GAAP. The non-GAAP measure may not be comparable to similarly titled measures used by other entities and excludes unusual, non-recurring gains as well as non-cash charges. Discussion of this measure is presented here to provide an understanding of the Company’s

August 11, 2005

Mr. Rufus Decker

liquidity and capital resources in terms of the funds available under the revolving line of credit and caution should be used when comparing this information to other companies. The Company is required to meet the following financial covenants:”

2)	Comment: We have reviewed your response to comment 3. Your reconciliation of adjusted covenant earnings should first reconcile net income to EBITDA, and then reconcile EBITDA to adjusted covenant earnings. See Question 15 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. In addition, your reconciliation of adjusted covenant earnings should present each reconciling amount separately, instead of your current treatment of presenting the sum of gains and the sum of expenses as reconciling items. Please revise accordingly.

Reply: The revised reconciliation of adjusted covenant earnings to be included in future filings, beginning with the second quarter 2005 Form 10-Q filed on August 8, 2005, for the ratios in the 10-K for the year ended December 25, 2004 and in the 10-Q for the quarter ended April 2, 2005 are as follows. Since the Company does not use EBITDA as a performance measure except as it relates to its compliance with debt covenants, it has elected to perform the full reconciliation from net income to the adjusted covenant earnings. It is hoped that such a process will further avoid any confusion as to the nature or purpose of amounts reported. Again, please note that these covenants are based upon 12 month rolling amounts. As such, amounts for the first quarter include the sum of amounts from the second, third and fourth quarters of 2004 plus the first quarter of 2005.

	2004 FY	2005 Q1
Adjusted covenant earnings
Net Income	$86.9	$96.3
Add:
Depreciation and amortization	50.8	51.1
Gross interest expense	14.9	16.0
Provision for income taxes	15.1	17.0
Pretax non-cash re-eng and impairment	4.5	4.6

Deduct:
Gains on Orlando land sales	11.6	13.6
Gain from hurricane insurance recovery	1.5	1.5
Gain from environmental insurance recovery	—	1.3

Adjusted covenant earnings	$159.1	$168.6

The Company acknowledges that it has previously utilized $174.5 million as adjusted covenant earnings in error for the first quarter of 2005. This difference has no impact on the relevant fixed charge coverage ratio disclosed in the Company’s first quarter 10-Q which remains at 2.5.

August 11, 2005

Mr. Rufus Decker

Financial Statements

Statement of Cash Flows, page 32

3)	Comment: We have reviewed your response to comment 5. Please present depreciation and amortization of assets separately from other types of amortization or non-cash income (expense) amounts.

Reply: In future filings, beginning with the second quarter 2005 Form 10-Q filed on August 8, 2005, the Company will break out the amortization of non-cash items primarily related to the recognition in income of deferred gains on interest rate swaps that were settled in 2002 and the amortization of compensation expense related to restricted stock grants on a separate line of the statement of cash flows as follows:

	Q1 2005	FY 2004	FY 2003	FY 2002
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$13.0	$52.6	$48.8	$49.9
Amortization of deferred gains, restricted stock compensation and other	0.1	(2.0)	(1.3)	—

* * * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and Chief Financial Officer